SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 4


              _________MYCOGEN CORPORATION_________
                    (NAME OF SUBJECT COMPANY)


             Common Stock, par value $.001 per share
                (Including the Associated Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven                J. Pedro Reinhard         Louis W. Pribila
Vice President, General     President                 Vice President,
Counsel and Secretary       Rofan Services Inc.       Secretary and
The Dow Chemical Company    2030 Dow Center           General Counsel
2030 Dow Center             Midland, MI  48674        DowElanco
Midland, MI  48674          (517) 636-1000            9330 Zionsville Road
(517) 636-1000                                        Indianapolis, IN  46268
                                                      (317)337-3000


               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                          January 21, 1997
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].

                      CUSIP No. 628452 10 4


1)  Name of Reporting Person           The Dow Chemical Company
    and its I.R.S.                     I.R.S. Identification No.
    Identification No.                 38-1285128

                                       Rofan Services Inc.
                                       I.R.S. Identification No.
                                       38-2853855

                                       DowElanco
                                       I.R.S. Identification No.
                                       35-1781118



2)  Check the Appropriate Box          (a)     [    ]
    if a Member of a Group             (b)     [    ]


3)  SEC Use Only


4)  Source of Funds                    WC



5)  Check Box if Disclosure of
    Legal Proceedings is Required      [    ]
    Pursuant to Items 2(d) or 2(e)



6)  Citizenship or Place of            The Dow Chemical Company - Delaware
    Organization                       Rofan Services Inc. - Delaware
                                       DowElanco - Indiana


Number of        7) Sole Voting Power         16,836,502
Shares of        ________________________________________________________
Beneficially     8) Shared Voting Power       0
Owned by         ________________________________________________________
Each Reporting   9) Sole Dispositive Power    16,836,502
Person With      ________________________________________________________
                10) Shared Dispositive Power  0
                 ________________________________________________________

11) Aggregate Amount Beneficially
    owned by Each Reporting Person
    as of January 24, 1997             16,836,502

12) Check Box if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares            [    ]

13) Percent of Class
    Represented by
    Amount in Row (11)                 54.6%

14) Type of Reporting Person

    The Dow Chemical Company           CO
    Rofan Services Inc.                CO
    DowElanco                          PN



       This Amendment No. 4 is being filed to note the increase in the reporting persons' ownership from 51.8% to 54.6%. It amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, and Amendment No. 3 filed on December 4, 1996 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

       This Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the transactions reported in Amendment No. 4 to Schedule 13D from working capital and other internal sources.

Item 4.       Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

        (a)  Since the filing of Amendment No. 3 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:

           Shares of
  Date    Common Stock     Price/Share        Total Price

12/5/96       5,000         $18.2500          $ 91,250.00
 1/8/97       5,000          22.2500           111,250.00
 1/9/97       5,000          22.2000           111,000.00
1/10/97       5,000          23.4500           117,250.00
1/13/97       5,000          23.5750           117,875.00
1/14/97      15,000          23.2000           348,000.00
1/22/97      15,000          25.3750           380,625.00
1/24/97       5,000          24.8750           124,375.00


On January 21, 1997, DowElanco purchased directly from Kubota Corporation, a Japanese Corporation ("Kubota"), 620,000 shares of Common Stock at a purchase price of $21.8540 per share. On January 21, 1997, DowElanco also purchased directly from JT America Inc., a New York corporation ("JTA"), 244,700 shares of Common Stock at a purchase price of $22.2500 per share. If, during the twelve months following January 21, 1997, DowElanco publicly tenders for additional Common Stock, the purchase price for each share purchased from JTA in this transaction will be increased by the amount, if any, that the tender price exceeds $22.2500 per share. The purpose of these transactions was to increase DowElanco's ownership of Common Stock at prices and on terms that DowElanco considers favorable. From time to time, DowElanco may acquire additional shares of Common Stock on terms it considers favorable, subject to the percentage of ownership limitations contained in the Exchange and Purchase Agreement.


Item 5.       Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 16,836,502 shares of Common Stock which represent approximately 54.6% of the total outstanding shares of Common
Stock.

       (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 16,836,502 shares of Common Stock.

       (c) Since the filing of Amendment No. 3 to Schedule 13D, DowElanco has purchased (i) 60,000 shares of Common Stock in open market transactions for an aggregate purchase price of $1,401,625.00, (ii) 620,000 shares of Common Stock in a private transaction with Kubata for an aggregate purchase price of $13,549,480.00, and (iii) 244,700 shares of Common Stock in a private transaction with JTA for an aggregate purchase price of $5,444,575.00. These transactions are more fully described in
Item 4, Part (a) hereto.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than the 16,836,502 shares of Common Stock acquired by DowElanco.

       (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits

None.



                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1997

          THE DOW CHEMICAL COMPANY

          By:     /s/
          Name:   J. Pedro Reinhard
          Title:  Executive Vice President and Chief Financial Officer


          ROFAN SERVICES INC.

          By:     /s/
          Name:   J. Pedro Reinhard
          Title:  President


          DOWELANCO

          By:     /s/
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel